SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2009

HIGHWAY HOLDINGS LIMITED
(Translation of Registrant's Name Into English)

Suite 810, Level 8 Landmark North 39 Lung Sum Avenue Sheung Shui New Territories, Hong Kong
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒      Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐  No  ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.)

Attached to this Report on Form 6-K is the press release issued by the registrant on June 22, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HIGHWAY HOLDINGS LIMITED

Date: June 30, 2009	By:	/s/ ROLAND W. KOHL
Roland W. Kohl
Chief Executive Officer

CONTACT:	Gary S. Maier Maier & Company, Inc. (310) 442-9852

HIGHWAY HOLDINGS REPORTS FISCAL 2009 FOURTH QUARTER/ YEAR-END RESULTS

--Profit Up; Streamlining and Enhancements Strengthen Competitive Position--

HONG KONG —June 22, 2009 — Highway Holdings Limited (Nasdaq:HIHO) today reported results for its fiscal fourth quarter and year ended March 31, 2009 -- reflecting gross margin expansion, a return to profitability and a strong balance sheet.
Net income for the fiscal fourth quarter was $271,000, or $0.07 per diluted share, compared with a net loss of $1.3 million, or $0.35 per share, a year earlier.  Net sales for the same period were $6.9 million compared with $7.8 million a year earlier.
Net income for fiscal year 2009 was $768,000, or $0.20 per diluted share, compared with a net loss of $1.9 million, or $0.50 per share, in fiscal 2008.  Net sales for fiscal 2009 were $33.7 million compared with $33.1 million a year ago.
“Despite a worldwide economic slowdown, the company was able to achieve an increase in net sales in fiscal 2009 and return to profitability.  However, demand for manufacturing services in the short term is still weak and is not expected to regain momentum until our international customers gradually start increasing their orders to restore depleted inventories to meet anticipated consumer demand as the global economy slowly recovers.  The business environment, near term, therefore, continues to be challenging and unpredictable -- with sales for the first fiscal quarter expected to be soft, based on current order flow.   Nonetheless, we believe that the company is well-positioned to capitalize on its solid financial footing and operational strengths to maintain and hopefully increase existing business, as well as capture business from those competitors that may not be able to survive the turmoil,” said Roland Kohl, president and chief executive officer.
He highlighted the company’s strongly improved balance sheet at March 31, 2009, including  increased cash and cash equivalents by $1.3 million; decreased inventory by $1.8 million; decreased accounts receivable by $1.3 million; decreased accounts payable by $1.6 million; and a $2.0 million reduction in short- and long-term liabilities.

Highway Holdings Ltd.
2-2-2

Gross profit increased sharply to $6.7 million from $5.1 million in fiscal 2008 due to increased sales and a significant decrease in the cost of raw materials.  Gross profit as a percentage of sales was 20 percent compared with 15 percent a year earlier.  As a result of significant fluctuations in raw material costs compared with fiscal 2008, the company and certain of its larger customers have agreed that the price of new manufacturing orders will be periodically adjusted to reflect material fluctuations of raw material costs. The increase in gross profit also reflects a focus on streamlining the company’s workforce and implementing programs and systems to enhance operations, including a reduction in the number of employees by almost half.  The reduction of employees partially reflects the company’s new initiative to increase automation at its plants by replacing certain repetitive tasks with robotics that are designed and manufactured by the company.
Selling, general and administrative expenses for fiscal 2009 decreased by $1.5 million, or 20.8 percent, compared with the same period a year earlier – representing 17.3 percent of net sales versus 22.2 percent in fiscal 2008.  The decrease reflects the consolidation of certain administrative functions at its recently acquired businesses.  The company also noted that SG&A expenses in fiscal 2008 included $510,000 of account provisions to cover certain legal claims associated with a prior labor dispute impacting the company and the southern region of China.  Kohl noted that the full amount of the provisions had not been realized, with the reinstatement of the balance reflected in fiscal 2009 results.
The company’s interest expenses decreased in fiscal 2009 to $141,000 from $225,000 in fiscal 2008 due to a decrease in interest rates, with interest income in fiscal 2009 also decreasing by $65,000 due to the decrease in interest rates.  The company was more exposed to adverse changes in the value of the Euro compared with the U.S. dollar in fiscal 2009, as sales to European customers increased to $16.0 million from $14.4 million in fiscal 2008.  Accordingly, the weakening of the Euro compared to the U.S. dollar in fiscal 2009 resulted in a currency exchange loss of $330,000 in fiscal 2009 (the company had a currency exchange gain of $283,000 in fiscal 2008).  Since the company does not undertake any currency hedging transactions, its financial results will continue to be affected by the future fluctuations of currencies.  The company does, however, have agreements with certain of its European customers that limit the risk of currency fluctuations.
The company’s balance sheet remains strong with total current assets at March 31, 2009 of $14.9 million; working capital of $9.0 million; and long-term debt, net of the current portion, of only $294,000.
Kohl highlighted the company’s cash position of $1.80 per diluted share and an increase in total shareholders’ equity to $11.4 million at March 2009 from $10.4 million a year earlier – representing approximately $3.00 per diluted share.

Highway Holdings Ltd.
3-3-3

About Highway Holdings
Highway Holdings produces a wide variety of high-quality products for blue chip original equipment manufacturers -- from simple parts and components to sub-assemblies.  It also manufactures finished products, such as light fixtures, LED lights, radio chimes and other electronic products.  Highway Holdings is headquartered in Hong Kong and currently operates three manufacturing facilities in the People's Republic of China.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company's revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

(Financial Tables Follow)

#   #  #

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES
Consolidated Statement of Income
(Dollars in thousands, except per share data)
(Unaudited)

	Quarter ended		Year End
	(Unaudited)		(Audited)
	March 31		March 31
	2009	2008	2009	2008

Net sales	$6,906	$7,771	$33,729	$33,164
Cost of sales	5,593	7,012	27,025	28,090
Gross profit	1,313	759	6,704	5,074
Selling, general and administrative expenses	1,331	2,354	5,823	7,351
Operating (loss) Income	(18)	(1,595)	881	(2,277)

Non-operating items
Interest expense	(15)	(44)	(141)	(225)
Exchange (loss) gain, net	(51)	107	(330)	283
Interest income	7	18	36	100
Other income	172	123	229	173
Total non-operating income (expenses)	113	204	(206)	331

Net income (loss) before income tax	95	(1,391)	675	1,946
Income taxes	119	(9)	35	(28)
Income (loss) before minority interests	214	(1,400)	710	(1,974)
Minority Interests	57	53	58	53

Net income (loss)	$271	$(1,347)	$768	$(1,921)

Earnings (loss) per share - basic	$0.07	$(0.35)	$0.21	$(0.50)
Weight average number of shares - basic	3,744	3,810	3,744	3,734

Earnings (loss) per share - diluted	$0.07	$(0.35)	$0.20	$(0.50)
Weight average number of shares - diluted	3,774	3,810	3,774	3,734

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES
Consolidated Balance Sheet
(In thousands, except per share data)

	March 31	March 31
	2009	2008
Current assets:
Cash and cash equivalents	$5,809	$3,889
Restricted cash	1,028	1,671
Accounts receivable, net of doubtful accounts	3,426	4,766
Inventories	4,010	5,775
Prepaid expenses and other current assets	672	689
Total current assets	14,945	16,790

Property, plant and equipment, (net)	2,840	3,646
Industrial property rights	24	52
Investment and advance in affiliate	2	2
Total assets	17,811	20,490

Current liabilities:
Accounts payable	$2,166	$3,757
Short-term borrowing	1,850	2,214
Current portion of long-term debt	259	311
Accrual payroll and employee benefits	373	988
Other liabilities and accrued expenses	1,257	1,964
Total current liabilities	5,905	9,234
Long-term debt – net of current portion	294	522
Deferred income taxes	163	189
Total liabilities	6,362	9,945

Minority Interest	93	151

Shareholders' equity:
Common shares, $0.01 par value, authorized 20,000,000 shares	37	38
Additional paid-in capital	11,224	11,562
Retained earnings / (loss)	154	(614)
Accumulated other comprehensive loss	(6)	(26)
Treasury shares, at cost - 37,800 shares	(53)	(566)
Total shareholders' equity	11,356	10,394

Total liabilities and shareholders' equity	17,811	20,490